UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                              AMENDMENT NO. 2


         Southwest Royalties Institutional Income Fund VII-B, L.P.
                             (Name of Issuer)


                       Limited Partnership Interests
                      (Title of Class of Securities)


                              Not Applicable
                              (CUSIP Number)


                              L. Paul Latham
                       Clayton Williams Energy, Inc.
                         6 Desta Drive, Suite 6500
                         Midland, Texas 79705-5510
                              (432) 682-6324
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            September 30, 2005
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?

                       CUSIP No. Not Applicable

 (1) Names of Reporting Persons              Clayton Williams Energy, Inc.

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         AF

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation

Number of Shares/Units Beneficially Owned by Each Reporting Person
With:

 (7) Sole Voting Power                       5,446.5 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  5,446.5 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          5,446.5 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   36.3% of class of
                                             15,000 Units

(14) Type of Reporting Person                     HC  (sole parent  company
                                                  of  the  Managing General
                                                  Partner of the Issuer)

Item 1.   Type of Security:             Limited Partnership
                                        Interests ("Units")

          Name of Issuer:               Southwest Royalties
                                        Institutional Income Fund
                                        VII-B, L.P.

          Address of Issuer's           6 Desta Drive
          Principal Executive           Suite 6500
          Offices:                      Midland, Texas 79705-5510

Item 2(a).Name of Person
          Filing:                       Clayton Williams Energy, Inc.

Item 2(b).Address of Principal          6 Desta Drive, Suite 6500
          Business Office:              Midland, Texas 79705-5510

Item 2(c).Present Occupation:           Not Applicable

Item 2(d).Criminal Convictions:         None

Item 2(e).Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item 2(f).Citizenship:                  Delaware, U.S.A.

Item 3.   Source of Funds:

     Southwest Royalties, Inc., as Managing General Partner of the Issuer, used its working capital to acquire Units (see Item 4). As sole stockholder of Southwest Royalties, Inc., the Reporting Person owns an indirect interest in the Units acquired by Southwest Royalties, Inc.

Item 4.   Purpose of Transactions:

     Southwest Royalties, Inc. satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby Southwest Royalties, Inc., as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price. The Reporting Person, as sole stockholder of Southwest Royalties, Inc., owns an indirect interest in the Units acquired.

Item 5.   Interest in Securities

Southwest Royalties, Inc., which is the Managing General Partner of the Issuer, holds a total of 5,446.5 Units of limited partnership interests over which it has sole voting and dispositive powers. As the sole stockholder of Southwest Royalties, Inc., the Reporting Person holds an indirect interest of 5,446.5 limited partnership Units. These Units represent 36.3% of the total 15,000 Units, which are issued and outstanding. The purchase transactions, which resulted in the indirect ownership of the Reporting Person increasing from 32.0% to 36.3%, occurred between January 1, 2005 and September 30, 2005 when the Managing General Partner purchased an additional 641 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $239.11 to $373.74.


Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                        Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: October 5, 2005         By:  /s/ L. Paul Latham
                              ----------------------------------
                              L. Paul Latham
                              Executive Vice President
                              and Chief Operating Officer